



SECUR 04017314 MISSION

Wasington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schield Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7991 Shaffer Pkwy., #300

(No. and Street)

Littleton	CO	80127-3736
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Schield   303-985-9999
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.

(Name – *if individual, state last, first, middle name*)

600 S. Cherry Street, #815	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 25 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Marshall Schield , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schield Securities LLC , as of December 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCHIELD SECURITIES LLC
(SEC File No. 8-47444)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2003 and 2002
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894



INDEPENDENT AUDITORS' REPORT

Marshall L. Schield, Member
Schield Securities LLC
Littleton, Colorado

We have audited the accompanying statements of financial condition of Schield Securities LLC as of December 31, 2003 and 2002, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schield Securities LLC as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 18, 2004

SCHIELD SECURITIES LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,			
	2003		**2002**	
Cash	$	6,550	$	5,327
Accounts receivable		33,861		-
Marketable securities		63,717		59,984
	$	104,128	$	65,311

LIABILITIES AND MEMBERS' EQUITY

Liabilities:				
Accounts payable	$	20,000	$	-
Members' equity		84,128		65,311
	$	104,128	$	65,311

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF OPERATIONS

| | YEARS ENDED DECEMBER 31, | |
	2003	2002
REVENUES:		
Commission income	$ 257,012	$ 271,034
Interest and dividends	250	58
Realized and unrealized gain (loss) on marketable securities	3,483	(8,942)
	260,745	262,150
EXPENSES:		
Overhead charges paid to related entity (Note B)	232,300	257,501
Other	9,628	9,820
	241,928	267,321
NET INCOME (LOSS)	$ 18,817	$ (5,171)

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at January 1, 2002	$	70,482
Net loss		(5,171)
Members' equity at December 31, 2002		65,311
Net income		18,817
Members' equity at December 31, 2003	$	84,128

See accompanying notes to financial statements.

SCHIELD SECURITIES LLC

STATEMENTS OF CASH FLOWS

		YEARS ENDED DECEMBER 31,		
		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net Income (Loss)	$	18,817	$	(5,171)
Adjustments to Reconcile Net Income (Loss) to				
Net Cash Provided by Operations:				
Realized and unrealized (gain) loss on investments		(3,483)		8,942
Increase in accounts receivable		(33,861)		-
Increase in accounts payable		20,000		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,473		3,771
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of marketable securities		(66,764)		(80,448)
Sale of marketable securities		66,514		80,390
NET CASH USED FOR INVESTING ACTIVITIES		(250)		(58)
NET INCREASE IN CASH		1,223		3,713
CASH AT BEGINNING OF YEAR		5,327		1,614
CASH AT END OF YEAR	$	6,550	$	5,327

See accompanying notes to financial statements.

A.   Summary of Significant Accounting Policies

Organization

Schield Securities LLC (the Company) is a Colorado limited liability Company that works with a custodian who holds legal title to the client's investments. The client's investments are with various funds offered through Fidelity Investments, Rydex Series funds and Profunds. The Company is not engaged in effecting purchases or sales of securities for the accounts of others.

Commissions are generated whenever new investments are made. Fidelity, Rydex and Profunds pay a commission to the custodian, after retaining a portion for itself. The custodian, in turn, pays the Company, who pays various broker-dealers after retaining a small portion to cover its administrative effort.

Cash and cash equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities consist of mutual funds and stock that is valued at market value. All marketable securities are defined as trading securities. The resulting difference between cost and market value is included in the income statement. The cost of the securities sold is determined using the specific identification method. Market values are determined based on quoted prices at the balance sheet date. Included in the income statements are unrealized losses of $5,450 and $8,853 in 2003 and 2002, respectively.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the members in their individual returns.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

A. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes with the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Transactions with Related Entities

The Company shares office space and certain employees with two related entities. The Company pays an administrative charge, on a basis determined by management, to cover costs related to office space, supplies and staffing. Certain members' of the Company are also officers or partners of the related entities.

For the year ended December 31, 2003, the Company also shared a discretionary percentage of its revenue to reimburse a related entity for certain overhead costs. The amount of $232,300 has been recorded in the income statement.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2003, the Company's net capital was $12,596 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SCHIELD SECURITIES LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$84,128
DEDUCTIONS:	
Haircuts on securities	(4,596)
Nonallowable assets	(66,936)
NET CAPITAL	$12,596
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$20,000
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.588:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894



February 18, 2004

To The Members
Schield Securities LLC
Littleton, Colorado

In planning and performing our audit of the financial statements of Schield Securities LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants